UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA invests in infrastructure and high tech equipment for screening checked baggage in its 13 airports

Monterrey, Mexico, December 16, 2010—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced the investment it is carrying out to implement Baggage Handling Systems (BHS) with high tech checked baggage screening equipment in each of its 13 airports.

The investment reflects OMA’s commitment to providing services that meet the highest standards of quality and security. The total cost is approximately Ps. 500 million.  The portion corresponding to each airport is included in its current Master Development Program (MDP). OMA will partially finance the investment with a 10-year, U.S. $23 million loan from UPS Capital Business Credit, an affiliate of UPS (NYSE:UPS). The loan is backed by the U.S. Exim Bank, and will be disbursed as the equipment is acquired and installed.

OMA’s airports will install a range of high tech equipment of different models and capacities, including trace explosive detectors and computerized tomography scanners that will provide 3D images that can analyze in detail the shape, size, packaging, and contents of items contained in checked baggage, and will enable operators to automatically detect explosives and prohibited substances and objects. In addition to the equipment, the BHS also includes the executive project, civil works, closed circuit TV, and baggage conveyor belts. All these works are in progress. Some of the equipment has already been acquired and the rest will be acquired and installed in phases. All the equipment is expected to become operational at the 13 airports during the year 2011.

José Luis Guerrero, OMA’s Chief Financial Officer, noted, “OMA is committed to security in our airports. The Baggage Handling System with high tech equipment will place us at the level of the best airports in the world. The project for equipping all 13 airports requires a total investment of approximately Ps. 500 million, part of which will be financed with debt. Contracting the long-term U.S. $23 million loan from UPS Capital Business Credit is an important step forward in carrying out this major project.”

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

•	Website: http://www.oma.aero
•	Twitter: http://twitter.com/OMAeropuertos
•	Facebook: http://www.facebook.com/pages/OMA/137924482889484

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: December 16, 2010